UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-143916

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOURLY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION HOURLY SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and

the Trustee and Participants of the Dominion Hourly Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Hourly Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Notes 2 and 3 to the financial statements, the 2006 and 2005 financial statements include securities valued at $76,887,347 (28% of net assets) and $70,806,479 (28% of net assets), respectively, whose values have been estimated by the Plan’s management in the absence of readily ascertainable market values. We have examined the procedures used by the Plan’s management in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimates and values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan in 2006, and, retrospectively, adjusted the 2005 financial statements for the change.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 28, 2007

DOMINION HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments at Fair Value:
Participant-directed investments	$190,264,114	$172,237,143
Nonparticipant-directed investments	83,489,447	78,877,902

Total investments	273,753,561	251,115,045

Receivables:
Accrued investment income	2,021	1,161
Receivables for securities sold	95,087	48,403
Participant contributions	643,695	598,694
Employer contributions	231,340	217,673

Total receivables	972,143	865,931

Cash	1,306	—

Total assets	274,727,010	251,980,976

LIABILITIES:
Accrued administrative expenses	343,945	274,233
Payables for securities purchased	131,413	76,011
Other liabilities	145,282	61,280

Total liabilities	620,640	411,524

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	274,106,370	251,569,452

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	598,506	348,510

NET ASSETS AVAILABLE FOR BENEFITS	$274,704,876	$251,917,962

The accompanying notes are an integral part of the financial statements.

DOMINION HOURLY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$10,855,130
Employer contributions	3,841,054

Total contributions	14,696,184

Investment income:
Interest	323,297
Dividends	5,588,621
Net appreciation in fair value of investments	20,421,638
Income from Master Trust	2,191,057

Net investment income	28,524,613

Total additions	43,220,797

DEDUCTIONS:
Benefits paid to participants	17,374,038
Administrative expenses	311,114

Total deductions	17,685,152

NET INCREASE IN NET ASSETS BEFORE TRANSFER	25,535,645

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN TO OTHER PLANS	(2,748,731)

NET INCREASE IN NET ASSETS	22,786,914

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	251,917,962

End of year	$274,704,876

The accompanying notes are an integral part of the financial statements.

DOMINION HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the Dominion Hourly Savings Plan (the Plan), formerly known as Dominion Hourly Employee Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering all hourly employees of the Virginia Electric and Power Company and Dominion Kincaid, Inc. (the Participating Companies) (see Note 1.d.) who are 18 years of age or older. The Participating Companies are wholly-owned subsidiaries of Dominion Resources, Inc. (Dominion or the Company) which is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Under the Plan, participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis or up to 20% on an after-tax basis. Highly compensated employees may contribute not less than 2% and not more than 30% of their eligible earnings, of which up to 10% may be on a tax-deferred basis and up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Participating Companies contribute a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For Dominion Kincaid, Inc. participants (about 98 employees) who have 20 or more years of service with Dominion or its subsidiaries, the Participating Companies’ matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of participant’s eligible earnings.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified hourly employees subject to approval of Dominion’s Board of Directors.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies’ matching contributions and earnings thereon after three years of service.

f.	Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $2,387 and $1,537, respectively. These accounts are used to reduce future Participating Companies’ contributions. During the year ended December 31, 2006, Participating Companies’ contributions were reduced by $1,537 from forfeited nonvested accounts.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Large Cap Growth Fund (RCM Fund)

Stable Value Fund (Standish Mellon Fund)

•	Common/Collective Trusts:

Growth Balanced Fund

Conservative Balanced Fund

Moderate Balanced fund

Large Cap Value Fund

Wilshire 4500 Index Fund

Intermediate Bond Fund

S&P 500 Index Fund

•	Mutual Funds:

Real Estate Fund

Small Cap Value Fund

Small Cap Growth Fund

International Equity Fund

•

Employer Contributions—Participating Companies’ matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of their company match account into another investment option at any time.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at l% point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2006 or 2005.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Valuation of Investments

(1)	Dominion Stock Fund—The investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(2)	Mutual Funds—Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)	Common/Collective Trusts—Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(4)	Investment in Standish Mellon Fund (Investment Contracts)—The Standish Mellon Fund invests primarily in benefit-responsive guaranteed investment contracts (GICs), which are stated at estimated fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

(5)	Investment in RCM Fund— The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(6)	Loans to Participants—Participant loans are valued at the outstanding loan balances.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Prior year balances have been adjusted retrospectively. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

g.	Administrative Expenses—The Plan’s expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

h.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2006, transfers from other plans were $766,294 and transfers to other plans were $3,515,025.

j.	Concentration of Investments—Included in the Plan’s net assets available for benefits at December 31, 2006 and 2005, are investments in Dominion common stock amounting to approximately $156 million and $146 million, respectively, whose value could be subject to change based upon market conditions and company performance.

k.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Dominion Stock Fund, 995,819 and 1,021,406 shares, respectively*	$83,489,447	$78,852,513
Dominion Stock Fund, 861,152 and 863,996 shares, respectively	72,198,972	66,700,518
Interest in Standish Mellon Fund, 2,571,831 and 2,644,552 units, respectively**	48,632,282	48,080,619

*	Nonparticipant-directed
**	The Standish Mellon Fund invests primarily in benefit-responsive GICs, which are stated at estimated fair value.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Mutual funds
Real Estate Fund	$1,564,367
Small Cap Value Fund	906,732
Small Cap Growth Fund	825,988
International Equity Fund	1,308,149

4,605,236

Dominion Stock Fund	12,463,670

Investments at Estimated Fair Value:
Common/Collective Trust Funds	3,352,732

Net appreciation in fair value of investments	$20,421,638

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

	December 31, 2006	December 31, 2005
ASSETS:
Investments at Fair Value:
Dominion Stock Fund	$83,489,447	$78,852,513
Common/Collective Trusts	—	25,389

Total investments	83,489,447	78,877,902
Receivables	328,868	244,452

Total assets	83,818,315	79,122,354

LIABILITIES:
Accrued administrative expenses payable	2,222	3,957
Payables for securities purchased	50,572	41,178
Other liabilities	38,634	1,538

Total liabilities	91,428	46,673

NET ASSETS	$83,726,887	$79,075,681

Year Ended December 31, 2006
Changes in Net Assets:
Interest	$4,747
Dividends	2,754,790
Net appreciation in fair value of investments	6,611,624
Employer contributions	3,841,054
Benefits paid to participants	(3,651,941)
Administrative expenses	(22,959)
Transfers to participant-directed investments	(2,870,775)
Transfers of participants’ assets to other plans	(2,015,334)

Net change	4,651,206
Beginning of year	79,075,681

End of year	$83,726,887

5.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Standish Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Standish Mellon Fund—As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the Standish Mellon Fund was approximately 8% for both periods. Investment income and administrative expenses relating to the Standish Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Standish Mellon Fund invests primarily in three types of benefit-responsive GICs described below, which are stated at estimated fair value and then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2006	2005
Based on annualized earnings*	4.67%	4.50%
Based on interest rate credited to participants**	4.37%	4.49%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the Standish Mellon Fund:

	December 31, 2006	December 31, 2005
GICs (estimated fair value)	$582,257,192	$606,035,114
Short-term investment fund (estimated fair value)	32,228,526	18,297,536
Registered investment companies (fair value)	1,550,628	7,420,613
Interest receivable	2,277,750	2,205,651
Receivable for securities purchased	2,505,430	—

Total at estimated fair value	620,819,526	633,958,914
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,640,280	4,595,223

Total at contract value	$628,459,806	$638,554,137

Investment income for the Standish Mellon Fund is as follows:

Year Ended December 31, 2006
Net Investment Appreciation:
Registered investment companies	$137,658

Interest	27,803,819
Less: Investment expenses	(1,039,782)

Total	$26,901,695

RCM Fund—As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the RCM Fund was approximately 1% and less than 1%, respectively. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the RCM Fund:

	December 31, 2006	December 31, 2005
Corporate stocks	$62,653,657	$51,918,696
Short-term investment fund (estimated fair value)	1,958,862	2,119,170
Registered investment companies	—	8,066,395
Payables	(207,220)	(59,143)
Receivable for securities purchased	7,570	—

Total	$64,412,869	$62,045,118

Investment income for the RCM Fund is as follows:

Year Ended December 31, 2006
Interest	$86,637
Dividends	518,580
Net investment appreciation	4,123,293

Total	$4,728,510

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 1,856,971 and 1,885,402 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $100 million and $96 million, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of approximately $5 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2006	December 31, 2005
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$274,704,876	$251,917,962
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(564,044)	(317,662)

Net assets available for benefits per the Form 5500, at fair value	$274,140,832	$251,600,300

		Year Ended December 31, 2006
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements		$22,786,914
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(564,044)

Net income per Form 5500		$22,222,870

10.	SUBSEQUENT EVENT

In December 2006, the Plan approved the following changes to participant investment offerings, effective January 2, 2007: The underlying investments for the Growth Balanced Fund, Conservative Balanced Fund, and Moderate Balanced Fund will be replaced. The Balanced Funds managed by Northern Trust Global Investments will be transferred to the Vanguard Target Retirement Funds managed by The Vanguard Group, Inc.

DOMINION HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer	Description of Investment	Cost	Current Value
Dominion Resources, Inc.	Dominion Stock Fund*	$99,813,248	$155,688,419

	Common/Collective Trusts:
Mellon Bank, N.A.	EB Temporary Investment Fund*	153,368	153,368
Northern Trust Global Investments	Growth Balanced Fund	861,815	997,226
Northern Trust Global Investments	Conservative Balanced Fund	564,271	600,120
Northern Trust Global Investments	Moderate Balanced Fund	5,482,608	6,389,912
Victory Capital Management	Large Cap Value Fund	1,436,412	1,770,949
Mellon Bank, N.A.	Wilshire 4500 Index Fund*	2,533,339	3,157,698
Mellon Bank, N.A.	Intermediate Bond Fund*	2,105,891	2,368,235
Mellon Bank, N.A.	S&P 500 Index Fund*	9,077,503	12,817,557

		22,215,207	28,255,065

	Mutual Funds:
Morgan Stanley Investment Management	Real Estate Fund	7,162,050	7,869,687
Laudus Fund Group	Small Cap Value Fund	9,034,026	9,088,816
Vanguard Group	Small Cap Growth Fund	9,699,935	9,418,668
Capital Research & Management Co.	International Equity Fund	6,290,737	8,118,383

		32,186,748	34,495,554

	Loans to Participants (range of interest rates —5.00% - 9.25%)	5,922,738	5,922,738

		$160,137,941	$224,361,776

*	A party-in-interest as defined by ERISA.

DOMINION HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2006

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain
217,218	Dominion Stock Fund*	107	$16,562,881	$—	$—	$—
209,610	Dominion Stock Fund*	349	—	16,129,206	10,975,308	5,153,898

15,637,387	EB Temporary Investment Fund*	171	15,637,387	—	—	—
15,569,022	EB Temporary Investment Fund*	129	—	15,569,022	15,569,022	—

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION HOURLY SAVINGS PLAN
(name of plan)

Date: June 28, 2007	/s/ Anne M. Grier
Anne M. Grier
Chair, Dominion Resources Services, Inc. Administrative Benefits Committee